Exhibit 4.7

Additional Tier 1 capital (Basel III-compliant, buffer capital)

Issuer	UBS Group AG, or other employing entities of the UBS group

ISIN	-

Issue Date	31.12.14 [1]

Currency	CHF

Nominal (million)	[2]

Coupon Rate	Not yet determined

Maturity Date	perpetual [3]

First Call Date	1 March 2020

1 Issuance date of DCCP from a capital perspective. It does not correspond to grant date for employees.

2 Please, refer to the table “Capital instruments of UBS Group AG (consolidated) and UBS AG

(consolidated and standalone) - Key features” for information on the outstanding amount.

3 Subject to forfeiture and vesting provisions.

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Deferred Contingent Capital Plan 2014/15 (DCCP)

Summary description of the terms and conditions of DCCP as a capital instrument

Overview

Issues under the DCCP are made by UBS Group AG or certain other employing entities to key contributors at UBS Group AG or any of its subsidiaries (together, the “Group”). Eligibility is determined by the Issuer and issues are granted at its sole discretion.

Issuer	UBS Group AG or certain other employing entities of the UBS group
Type of instrument

Non-transferable contingent right against the Issuer to receive (i) discretionary annual interest equivalent payments on the nominal value of a hypothetical perpetual Additional Tier 1 (“AT1”) security notionally issued by UBS Group AG at grant (the “Notional Bond”), and (ii) at redemption, as determined by the Issuer in its sole discretion, either the value of the Notional Bond in cash or perpetual AT1 securities issued or guaranteed by UBS Group AG or any other member of the Group of equivalent value (in each case net of any applicable taxes and social security contributions to the employee’s account).

Conditional Interest Equivalents

Subject to (i) the conditions set out under “Trigger Event or Viability Event” and “Forfeiture and Vesting Provisions” and (ii) the discretionary and mandatory interest cancellation provisions as set out below, interest equivalents will be payable annually in arrears on the nominal value of the Notional Bond at a rate of [¡]% for CHF-denominated issues, and [¡]% for USD-denominated issues.

The Issuer may, at its discretion, elect to cancel any interest equivalent that is otherwise scheduled to be paid on any interest payment date. In addition, without limitation to the foregoing, payments of interest equivalents will not be made unless sufficient distributable items (i.e., net profits carried forward and freely distributable reserves) of UBS Group AG are available.

Maturity date

Issues under the DCCP have no scheduled maturity date.

Notwithstanding the foregoing, but subject to the conditions set out under “Trigger Event or Viability Event” and “Forfeiture and Vesting Provisions”, issues to US taxpayers will mature and be settled on or about 1 March 2020 (the “First Call Date”). The Notional Bond underlying such issues will have no scheduled maturity date.

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Trigger Event or Viability Event

All outstanding issuances under the DCCP (or, in case of a Trigger Event (as defined below), all outstanding awards under the DCCP in relation to which a Trigger Event has occurred) will be automatically and permanently written down to zero, no further amounts will be due or paid thereunder and such awards will be permanently cancelled, if:

a)

the reported phase-in Basel III Common Equity Tier 1 ratio of the Group set forth in UBS Group AG’s quarterly financial accounts or a reviewed interim measurement published upon the instruction of FINMA falls below 7% or, with respect to grants awarded to Group Executive Board members, 10%, as of the relevant balance sheet date (each, a “Trigger Event”); provided that a Trigger Event shall not be deemed to have occurred and the relevant awards under the DCCP will not be written down and cancelled if the Swiss Financial Market Supervisory Authority FINMA (“FINMA”) has agreed in writing that such action is not necessary or appropriate under the circumstances; or

b)

FINMA provides UBS Group AG with written notice of its determination that amounts outstanding under the DCCP are required to be written down to prevent the insolvency, bankruptcy or failure of UBS Group AG; or

c)

UBS Group AG has received a commitment of direct or indirect extraordinary support from the public sector that FINMA has determined and confirmed in writing to UBS Group AG is necessary to prevent the insolvency, bankruptcy or failure of UBS Group AG (an event described in clause (b) or (c), a “Viability Event”).

Conditional Redemption

Subject to the conditions set out under “Trigger Event or Viability Event” and “Forfeiture and Vesting Provisions”, the Issuer may, at its sole discretion, redeem any issuance by way of either a cash payment or delivery of AT1 securities on the First Call Date, provided that, where the Issuer has elected to redeem an issuance by way of a cash payment, a redemption will not occur until FINMA has approved it.

In case of a redemption by way of delivery of securities, the securities will be perpetual AT1 securities issued or guaranteed by UBS or any other member of the Group with substantially the same terms and provisions consistent with the Notional Bond, including but not limited to, the same Trigger and Liability Events and the aggregate value of the AT1 securities shall, subject to rounding, equal the value of the Notional Bond (net of any applicable taxes and social security contributions).

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For issuances granted to US taxpayers, redemption will be on the First Call Date, such that if FINMA approval for any cash settlement has not been given, issuances must be settled by delivery of AT1 securities, on or about that date. Any AT1 securities delivered at settlement shall be marketable subordinated UBS Group AG debt instruments in the AT1 category having such terms and provisions consistent with the Notional Bond terms and provisions as determined by UBS Group AG in its sole discretion on or prior to the Grant Date.

Forfeiture and Vesting Provisions

Subject to the conditions set out under “Trigger Event or Viability Event”, issuances under the DCCP will vest after a minimum of five years on 1 March 2020.

An outstanding unvested issuance under the DCCP will generally be forfeited and cancelled, and no further interest equivalents will generally be due or paid, due to termination of employment or harmful acts by the employee. In certain circumstances, vesting of outstanding awards under the DCCP may be subject to conditions relating to the performance of the Group and/or the employee’s business division and similar conditions. In addition, with respect to any award granted to Group Executive Board members, if the Group does not generate an adjusted pre-tax profit with respect to any financial year ending during or after the year of grant, but prior to the relevant vesting date, the nominal amount of such award will be reduced by 20% of the nominal amount of such award on the relevant grant date.

In case of death or disability, an outstanding unvested issuance under the DCCP will vest on the date that the employee’s employment contract terminates due to death or disability.

Vesting may be accelerated, and forfeiture provisions may be relaxed, in case of early termination of the DCCP by, or change of control in, UBS Group AG.

Status

In the event of the liquidation or winding up of the Issuer under circumstances that do not coincide with the occurrence of a Trigger Event or a Viability Event, the holder will have a claim ranking junior to all rights and claims of priority creditors of the Issuer (i.e., claims in respect of obligations of the Issuer (i) that are unsubordinated or (ii) that are subordinated (including Tier 2 instruments) and do not, or are expressly not stated to, rank pari passu with, or junior to, the Issuer’s obligations under the DCCP or any of the Issuer’s obligations ranking pari passu with the Issuer’s obligations under the DCCP).

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Governing Law	Swiss law / in certain cases, New York law